                                                                   EXHIBIT 99(a)


                      NORAM ENERGY CORP. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

depreciation and amortization as of the Acquisition Date and (6) the recognition of the associated deferred income tax effects. In addition, NorAm's pre-merger common stock was canceled and replaced with 1,000 shares of common stock (all of which are owned by Houston Industries), rendering presentation of per share data no longer meaningful. Houston Industries' debt to fund the cash portion of the purchase consideration has not been allocated or "pushed down" to NorAm and is not reflected on NorAm's Financial Statements.

     NorAm's Statements of Consolidated Income for periods after the Acquisition Date are principally affected by (1) the amortization (over 40 years) of the newly-recognized goodwill, partially offset by the elimination of the amortization of NorAm's historical goodwill, (2) the amortization (to interest expense) of the revaluation of long-term debt, (3) the removal of the amortization (to operating expense) previously associated with the pension and postretirement obligations as described preceding and (4) the deferred income tax expense associated with these adjustments. Interest expense on Houston Industries' debt which was used to fund the cash portion of the acquisition has not been allocated or "pushed down" to NorAm and is not reflected on NorAm's Financial Statements. For these reasons, among others, certain financial information for periods before and after the Acquisition Date is not comparable.

     If the Merger had occurred on January 1, 1997 and 1996, NorAm's unaudited pro forma net income for 1997 and 1996 would have been $68.3 million and $76.9 million, respectively. Pro forma results are based on assumptions deemed appropriate by NorAm's management, have been prepared for informational purposes only and are not necessarily indicative of the results which would have resulted had the Merger actually taken place on the date indicated.

(c) Regulatory Assets and Regulation.

     In general, NorAm's interstate pipelines are subject to regulation by the Federal Energy Regulatory Commission, while its natural gas distribution operations are subject to regulation at the state or municipal level. Historically, all of NorAm's rate-regulated businesses have followed the accounting guidance contained in Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" . NorAm discontinued application of SFAS No. 71 to NGT in 1992. As a result of the continued application of SFAS No. 71 to MRT and the natural gas distribution operations, NorAm's financial statements contain assets and liabilities which would not be recognized by unregulated entities.

     At December 31, 1997 approximately $48 million in regulatory assets are reflected on NorAm's Consolidated Balance Sheet as deferred debits. These assets represent probable future revenue to NorAm associated with certain incurred costs as these costs are recovered through the rate making process. These costs are being recovered through rates over varying periods up to 40 years.

(d) Principles of Consolidation.

     NorAm's Consolidated Financial Statements include the accounts of NorAm and its wholly owned subsidiaries (NorAm). All significant intercompany transactions and balances are eliminated in consolidation.

(e) Property, Plant and Equipment.

     Property, plant and equipment have been revalued to estimated fair market value as of the Acquisition Date in accordance with the purchase method of accounting, and depreciated or amortized on a straight-line basis over their estimated useful lives; see Note 1(b) above. Prior to the Acquisition Date, such assets were carried at cost. Additions to and betterments of utility property are charged to property accounts at cost, while the costs of maintenance, repairs and minor replacements are charged to expense as incurred. Upon normal retirement of units of utility property, plant and equipment, the cost of such property, together with cost of removal less salvage, is charged to accumulated depreciation.

                      NORAM ENERGY CORP. AND SUBSIDIARIES

(f) Depreciation and Amortization Expense.

     Goodwill, none of which is being recovered in regulated service rates, is amortized on a straight-line basis over 40 years. Approximately $29.9 million of goodwill was amortized during 1997. Of this amount, $21.6 million represents amortization related to the Merger and incurred during the period from the Acquisition Date through December 31, 1997. Goodwill amortization for 1996 was approximately $14.2 million. NorAm periodically compares the carrying value of its goodwill to the anticipated undiscounted future operating income from the businesses whose acquisition gave rise to the goodwill and, as yet, no impairment is indicated or expected. For additional information regarding the amortization of goodwill in connection with the Merger, see Note 1(b) above.

(g) Fuel Stock and Other Inventories.

     Inventories principally follow the average cost method. Gas inventory (at average cost) was $63.7 million and $70.7 million at December 31, 1997 and 1996, respectively. All non-utility inventories held for resale are valued at the lower of cost or market.

(h) Revenues.

     NorAm's rate-regulated divisions/subsidiaries bill customers on a monthly cycle billing basis. Revenues are recorded on an accrual basis, including an estimate for gas delivered but unbilled at the end of each accounting period.

(i) Statements of Consolidated Cash Flows.

     For purposes of reporting cash flows, cash equivalents are considered to be short-term, highly liquid investments readily convertible into cash.

(j) Derivative Financial Instruments (Risk Management).

     For information regarding NorAm's accounting for derivative financial instruments associated with natural gas, electric power and transportation risk management activities, see Note 2.

(k) Income Taxes.

     Houston Industries files a consolidated federal income tax return, in which NorAm and its subsidiaries are included (as of the Acquisition Date). Houston Industries follows a policy of comprehensive interperiod income tax allocation. For additional information regarding income taxes, see Note 7.

(l) Investments in Marketable Equity Securities.

     A subsidiary of NorAm holds certain equity securities classified as "available-for-sale" and, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," reports such investments at estimated fair value with any unrealized gain or loss, net of tax, as a separate component of stockholders' equity. At December 31, 1997, NorAm's unrealized loss relating to these marketable equity securities was approximately $5.6 million, net of tax of $3.0 million.

(m) Reclassifications and Use of Estimates.

     Certain amounts from the previous years have been reclassified to conform to the 1997 presentation of financial statements. Such reclassifications do not affect earnings.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                      NORAM ENERGY CORP. AND SUBSIDIARIES
liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(n) Early Retirement and Severance.

     During the first quarter of 1996, NorAm instituted several early retirement and reorganization plans, pursuant to which a total of approximately 400 positions were eliminated resulting in expense for severance payments and enhanced retirement benefits reported as a non-recurring pre-tax charge of approximately $22.3 million (approximately $13.4 million after tax).

(o) Merger Transaction Costs.

     "Merger transaction costs" include expenses associated with completion of the business combination with Houston Industries (see Note 1(b)), principally consisting of investment banking and legal fees.

(p) Allowance for Doubtful Accounts.

     Accounts and notes receivable, principally customer as presented on NorAm's Consolidated Balance Sheets are net of an allowance for doubtful accounts of $15.3 million and $13.0 million at December 31, 1997 and 1996, respectively.

(q) Accounts Payable.

     Certain of NorAm's cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. Such balances included in accounts payable, principally trade on the NorAm Consolidated Balance Sheets were approximately $17.0 million and $53.5 million at December 31, 1997 and 1996, respectively.

(2) DERIVATIVE FINANCIAL INSTRUMENTS (RISK MANAGEMENT)

(a) Trading Activities.

     NorAm, through NES, offers price risk management services primarily in the natural gas and electric industries. NES provides these services through, and by utilizing, a variety of derivative financial instruments, including fixed-price swap agreements, variable-price swap agreements, exchange-traded energy futures and option contracts, and swaps and options traded in the over-the-counter financial markets. Fixed-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between a fixed and variable price for the commodity. Variable-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between either industry pricing publications or exchange quotations.

     Certain trading transactions qualify for hedge accounting and accordingly unrealized gains and losses associated with these transactions are deferred. For trading transactions that do not qualify for hedge accounting, NES uses mark-to-market accounting. Accordingly, such financial instruments are recorded at fair value with realized and unrealized gains (losses) recorded as a component of revenues in NorAm's Statements of Consolidated Income. The recognized, unrealized balance is recorded as a deferred debit on NorAm's Consolidated Balance Sheets.

                      NORAM ENERGY CORP. AND SUBSIDIARIES

     The notional quantities and maximum terms of derivative financial instruments held for trading purposes at December 31, 1997 are presented below (volumes in billions of British thermal units equivalent (Bbtue)):

                                               VOLUME-FIXED     VOLUME-FIXED       MAXIMUM
                                               PRICE PAYOR     PRICE RECEIVER    TERM (YEARS)
                                               ------------    --------------    ------------
Natural gas..................................     85,701           64,890             4
Electricity..................................     40,511           42,976             1

     In addition to the fixed-price notional volumes above, NES also has variable-price swap agreements, as discussed above, totaling 101,465 Bbtue. Notional amounts reflect the volume of transactions but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure NorAm's exposure to market or credit risks.

     The estimated fair value of derivative financial instruments held for trading purposes at December 31, 1997 are presented below (dollars in millions):

                                                    FAIR VALUE           AVERAGE FAIR VALUE(A)
                                               ---------------------    -----------------------
                                               ASSETS    LIABILITIES    ASSETS      LIABILITIES
                                               ------    -----------    ------      -----------
Natural gas..................................   $46          $39         $56            $48
Electricity..................................   $ 6          $ 6         $ 3            $ 2

---------------

(a)  Computed using the ending balance of each month.

     Substantially all of the fair value shown in the table above at December 31, 1997 has been recognized in income. The fair value as of and for the year ended December 31, 1997 was estimated using quoted prices where available and considering the liquidity of the market for the derivative financial instruments. The prices are subject to significant changes based on changing market conditions. The derivative financial instruments included in the NES trading portfolio as of and for the year ended December 31, 1996 were immaterial.

     The weighted-average term of the trading portfolio, based on volumes, is less than one year. The maximum and average terms disclosed herein are not indicative of likely future cash flows as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and NorAm's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

(b) Non-Trading Activities.

     To reduce the risk from market fluctuations in the price of electric power, natural gas and related transportation, NorAm and certain of its subsidiaries enter into futures transactions, swaps and options (Energy Derivatives) in order to hedge certain natural gas in storage, as well as certain expected purchases, sales and transportation of natural gas and electric power (a portion of which are firm commitments at the inception of the hedge). Energy Derivatives are also utilized to fix the price of compressor fuel or other future operational gas requirements, although usage to date for this purpose has not been material. Usage of electricity derivative financial instruments by NorAm and its subsidiaries for purposes other than trading is immaterial.

     NorAm also utilizes interest-rate derivatives (principally interest-rate swaps) in order to adjust the portion of its overall borrowings which are subject to interest-rate risk, and also utilizes such derivatives to effectively fix the interest rate on debt expected to be issued for refunding purposes.

     For transactions involving either Energy Derivatives or interest-rate derivatives, hedge accounting is applied only if the derivative (i) reduces the price risk of the underlying hedged item and (ii) is designated as a hedge at its inception. Additionally, the derivatives must be expected to result in financial impacts which are

                      NORAM ENERGY CORP. AND SUBSIDIARIES
inversely correlated to those of the item(s) to be hedged. This correlation (a measure of hedge effectiveness) is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of correlation of 80% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied.

     In the case of interest-rate swaps associated with existing obligations, cash flows and expenses associated with the interest-rate derivative transactions are matched with the cash flows and interest expense of the obligation being hedged, resulting in an adjustment to the effective interest rate. When interest rate swaps are utilized to effectively fix the interest rate for an anticipated debt issuance, changes in the market value of the interest-rate derivatives are deferred and recognized as an adjustment to the effective interest rate on the newly issued debt.

     Unrealized changes in the market value of Energy Derivatives utilized as hedges are not generally recognized in NorAm's Statements of Consolidated Income until the underlying hedged transaction occurs. Once it becomes probable that an anticipated transaction will not occur, deferred gains and losses are recognized. In general, the financial impact of transactions involving these Energy Derivatives is included in NorAm's Statements of Consolidated Income under the caption natural gas and purchased power, net. Cash flows resulting from these transactions in Energy Derivatives are included in NorAm's Statements of Consolidated Cash Flows in the same category as the item being hedged.

     At December 31, 1997, subsidiaries of NorAm were fixed-price payors and fixed-price receivers in Energy Derivatives covering 38,754 Bbtu and 7,647 Bbtu of natural gas, respectively. At December 31, 1996, subsidiaries of NorAm were fixed-price payors and fixed-price receivers in Energy Derivatives covering approximately 150,300 Bbtu and 66,500 Bbtu of natural gas, respectively. Also, at December 31, 1997, subsidiaries of NorAm were parties to variable-priced Energy Derivatives totaling 3,630 Bbtu of natural gas. The weighted average maturity of these instruments at December 31, 1997 and 1996, respectively, is less than one year.

     NorAm has entered into options with various third parties which principally serve to limit the year-to-year escalation from January 1998 to April 1999 in the purchase price of gas which NorAm is committed to deliver to a distribution affiliate. These options, which covered 9,800 Bbtu and 2,400 Bbtu at December 31, 1997 and 1996, respectively, expired in January 1998 unexercised. NorAm previously established a reserve equal to its projected maximum exposure to losses during the term of this commitment and, accordingly, no impact on earnings is expected.

     The notional amount is intended to be indicative of NorAm and its subsidiaries' level of activity in such derivatives, although the amounts at risk are significantly smaller because, in view of the price movement correlation required for hedge accounting, changes in the market value of these derivatives generally are offset by changes in the value associated with the underlying physical transactions or in other derivatives. When Energy Derivatives are closed out in advance of the underlying commitment or anticipated transaction, however, the market value changes may not offset due to the fact that price movement correlation ceases to exist when the positions are closed as further discussed below. Under such circumstances gains (losses) are deferred and recognized as a component of income when the underlying hedged item is recognized in income.

     The average maturity discussed above and the fair value discussed in Note 10 are not necessarily indicative of likely future cash flows as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and NorAm's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

(c) Trading and Non-trading -- General Policy.

     In addition to the risk associated with price movements, credit risk is also inherent in NorAm and its subsidiaries' risk management activities. Credit risk relates to the risk of loss resulting from non performance

                       NORAM ENERGY CORP. AND SUBSIDIARIES
of contractual obligations by a counterparty. While, as yet, NorAm and its subsidiaries have experienced no significant losses due to the credit risk associated with these arrangements, NorAm has off-balance sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, NorAm and/or its subsidiaries, as the case may be, enter into such contracts primarily with those counterparties with a minimum Standard & Poor's or Moody's rating of BBB- or Baa3, respectively. For long-term arrangements, NorAm and its subsidiaries periodically review the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving NorAm's objectives. Should the counterparties to these arrangements fail to perform, NorAm would seek to compel performance at law or otherwise, or obtain compensatory damages in lieu thereof. NorAm might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, NorAm might incur additional loss to the extent of amounts, if any, already paid to the counterparties. In view of its criteria for selecting counterparties, its process for monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, NorAm believes that the risk of incurring a significant financial statement loss due to the non-performance of counterparties to these transactions is minimal.

     NorAm's policies prohibit the use of leveraged financial instruments.

     Houston Industries has established a Risk Oversight Committee that oversees all price and credit risk, including NES's risk management and trading activities. The Risk Oversight Committee's responsibilities include reviewing NorAm's overall risk management strategy and monitoring risk management activities to ensure compliance with Houston Industries' risk management limitations, policies and procedures.

(3) CAPITAL STOCK

(a) Earnings Per Share.

     As a result of the Merger, NorAm is no longer required to present earnings per share (EPS) data as its common shares (all of which are owned by Houston Industries) are not publicly held. EPS data for 1996 and 1995 has not been included because NorAm believes it is no longer meaningful.

(b) Equity Transactions Prior to the Merger.

     In June 1996, NorAm issued 11,500,000 shares of NorAm common stock to the public at a price of $9.875 per share, yielding net cash proceeds of approximately $109 million. The net proceeds from the offering principally were used to retire debt as described in Note 4(b).

(c) Direct Stock Purchase Plan and Dividend Reinvestment Plan.

     The Direct Stock Purchase Plan and Dividend Reinvestment Plan were suspended and canceled in connection with the Merger.

(4) LONG-TERM AND SHORT-TERM FINANCING

(a) Short-Term Financing.

     In 1997 and 1996, NorAm met its short-term financing needs primarily through a bank facility, bank lines of credit and a receivables facility. NorAm's principal short-term credit facility (NorAm Credit Facility) of $400 million expires in December 1998. Borrowings under the NorAm Credit Facility are unsecured. The weighted average interest rate at December 31, 1997 and 1996 was 6.3%. NorAm pays a facility fee on the $400 million facility of .14% per annum which is subject to increase based on NorAm's debt rating. Borrowings under the credit facility at December 31, 1997 and 1996 were $340 million and $115 million, respectively. In addition, NorAm had $50 million of outstanding loans under uncommitted lines of credit at December 31, 1997 having a weighted average interest rate of 6.82%.

                      NORAM ENERGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


(8) COMMITMENTS AND CONTINGENCIES

(a) Lease Commitments.

     The following table sets forth certain information concerning NorAm's obligations under operating leases:

     Minimum Lease Commitments at December 31, 1997(1)

                                                             (MILLIONS OF DOLLARS)
                                                             ---------------------
1998.......................................................          $ 24
1999.......................................................            19
2000.......................................................            16
2001.......................................................            15
2002.......................................................             9
2003 and beyond............................................            22
                                                                     ----
          Total............................................          $105
                                                                     ====

---------------

(1) Principally consisting of rental agreements for building space and data processing equipment and vehicles (including major work equipment).

     NorAm has a master leasing agreement which provides for the lease of vehicles, construction equipment, office furniture, data processing equipment and other property. For accounting purposes, the lease is treated as an operating lease. At December 31, 1997, NorAm had leased assets with a value of approximately $58.1 million under this lease with a basic term of one year. NorAm does not expect to lease additional property under this lease agreement.

     Lease payments related to NorAm's leasing agreements are included in the preceding table for only their basic term. Total rental expense for all leases was $24.0 million, $33.4 million and $48.9 million in 1997, 1996 and 1995, respectively.

(b) Letters of Credit.

     At December 31, 1997, NorAm had letters of credit incidental to its ordinary business operations totaling approximately $42 million under which NorAm is obligated to reimburse drawings, if any.

(c) Indemnity Provisions.

     At December 31, 1997, NorAm has an $11.4 million accounting reserve on its Consolidated Balance Sheets in "Estimated obligations under indemnification provisions of sale agreements" for possible indemnity claims asserted in connection with its disposition of former subsidiaries or divisions, including the sale of (i) Louisiana Intrastate Gas Corporation, a former subsidiary engaged in the intrastate pipeline and liquids extraction business (1992); (ii) Arkla Exploration Company, a former subsidiary engaged in oil and gas exploration and production activities (June 1991); and (iii) Dyco Petroleum Company, a former subsidiary engaged in oil and gas exploration and production
(1991).

(d) Sale of Receivables.

     Certain of NorAm's receivables are collateral for receivables which have been sold pursuant to the terms of NorAm's receivables facility, see "Receivables Facility" included in Note 4(a).

                      NORAM ENERGY CORP. AND SUBSIDIARIES

(e) Gas Purchase Claims.

     In conjunction with settlements of "take-or-pay" claims, NorAm has prepaid for certain volumes of gas, which prepayments have been recorded at their net realizable value and, to the extent that NorAm is unable to realize at least the carrying amount as the gas is delivered and sold, NorAm's earnings will be reduced, although such reduction is not expected to be material. In addition to these prepayments, NorAm is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from then prevailing market prices or which require it to deliver gas at a point other than the expected receipt point for volumes to be purchased. To the extent that NorAm expects that these commitments will result in losses over the contract term, NorAm has established reserves equal to such expected losses.

(f) Transportation Agreement.

     NorAm had an agreement (ANR Agreement) with ANR Pipeline Company (ANR) which contemplated a transfer to ANR of an interest in certain of NorAm's pipeline and related assets, representing capacity of 250 Mmcf/day, and pursuant to which ANR had advanced $125 million to NorAm. The ANR Agreement has been restructured and, after refunds of $50 million and $34 million in 1995 and 1993, respectively, NorAm currently retains $41 million (recorded as a liability) in exchange for ANR's or its affiliates' use of 130 Mmcf/ day of capacity in certain of NorAm's transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to ANR and the ANR Agreement will terminate in 2005 with a refund of the remaining balance.

(g) Environmental Matters.

     To the extent that potential environmental remediation costs are quantified within a range, NorAm establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. In determining the amount of the liability, future costs are not discounted to their present value and the liability is not offset by expected insurance recoveries. If justified by circumstances within NorAm's business subject to SFAS No. 71, corresponding regulatory assets are recorded in anticipation of recovery through the rate making process.

     Manufactured Gas Plant Sites. NorAm and its predecessors operated a manufactured gas plant (MGP) adjacent to the Mississippi River in Minnesota formerly known as Minneapolis Gas Works (FMGW) until 1960. NorAm has completed remediation of the main site other than ongoing water monitoring and treatment. There are six other former MGP sites in the Minnesota service territory. Remediation has been completed on one site. Of the remaining five sites, NorAm believes that two were neither owned nor operated by NorAm; two were owned by NorAm at one time but were operated by others and are currently owned by others; and one site was previously operated by NorAm but was owned by others. NorAm believes it has no liability with respect to the sites it neither owned nor operated.

     At December 31, 1997, NorAm had estimated a range of $15 million to $77 million for possible remediation of the Minnesota sites. The low end of the range was determined based on only those sites presently owned or known to have been operated by NorAm, assuming use of NorAm's proposed remediation methods. The upper end of the range was determined based on the sites once owned by NorAm, whether or not operated by NorAm. The cost estimates for the FMGW site are based on studies of that site. The remediation costs for other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties, if any, and the remediation methods used.

     In its 1995 rate case, NorAm's Minnegasco division was allowed to recover approximately $7 million annually for remediation costs. Such costs are subject to a true-up mechanism whereby any over or under recovered amounts, net of certain insurance recoveries, plus carrying charges, would be deferred for recovery

                      NORAM ENERGY CORP. AND SUBSIDIARIES
or refund in the next rate case. At December 31, 1997 and 1996, Minnegasco had recorded a liability of $20.6 million and $35.9 million, respectively, to cover the cost of future remediation. In addition, at December 31, 1997, Minnegasco had receivables from insurance settlements of $2.9 million. These insurance settlements will be collected through 1999. Minnegasco expects that approximately half of its accrual as of December 31, 1997 will be expended within the next five years. The remainder will be expended on an ongoing basis for an estimated 40 years. In accordance with the provisions of SFAS No. 71, a regulatory asset has been recorded equal to the liability accrued. Minnegasco is continuing to pursue recovery of at least a portion of these costs from insurers. Minnegasco believes the difference between any cash expenditures for these costs and the amount recovered in rates during any year will not be material to NorAm's overall cash requirements, results of operations or cash flows.

     At December 31, 1997 and 1996, NorAm had recorded an accrual of $3.3 million (with a maximum estimated exposure of approximately $18 million) and an offsetting regulatory asset for environmental matters in connection with a former fire training facility and a landfill for which future remediation may be required. This accrual is in addition to the accrual for MGP sites as previously discussed.

     Issues relating to the identification and remediation of MGPs are common in the natural gas distribution industry. NorAm has received notices from the EPA and others regarding its status as a potentially responsible party for other sites. Based on current information, NorAm has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

     Mercury Contamination. Like other natural gas pipelines, NorAm's pipeline operations have in the past employed elemental mercury in meters used on its pipelines. Although the mercury has now been removed from the meters, it is possible that small amounts of mercury have been spilled at some of those sites in the course of normal maintenance and replacement operations and that such spills have contaminated the immediate area around the meters with elemental mercury. Such contamination has been found by NorAm at some sites in the past, and NorAm has conducted remediation at sites found to be contaminated. Although NorAm is not aware of additional specific sites, it is possible that other contaminated sites exist and that remediation costs will be incurred for such sites. Although the total amount of such costs cannot be known at this time, based on experience by NorAm and others in the natural gas industry to date and on the current regulations regarding remediation of such sites, NorAm believes that the cost of any remediation of such sites will not be material to NorAm's financial position, results of operation or cash flows.

     Potentially Responsible Party Notifications. From time to time NorAm and its subsidiaries have been notified that they are potentially responsible parties with respect to properties which environmental authorities have determined warrant remediation under state or federal environmental laws and regulations. In October 1994 the United States Environmental Protection Agency issued such a notice with respect to a landfill site in West Memphis, Arkansas, and in December 1995, the Louisiana Department of Environmental Quality advised that one of NorAm subsidiaries had been identified as a potentially responsible party with respect to a hazardous waste site in Shreveport, Louisiana. Considering the information currently known about such sites and the involvement of NorAm or its subsidiaries in activities at these sites, NorAm does not believe that these matters will have a material adverse effect on NorAm's financial position, results of operation or cash flows.

(h) Other

     NorAm Merger Lawsuit. In August 1996, a purported NorAm stockholder filed a lawsuit, Shaw v. NorAm Energy Corp., et al., in the District Court of Harris County, Texas, against NorAm, certain of its officers and directors and the Company to enjoin the Merger or to rescind the Merger and/or to recover damages in the event that the Merger was consummated. In February 1998, the plaintiffs withdrew their lawsuit and the court issued an order of non-suit dismissing the litigation.

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

                      NORAM ENERGY CORP. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


     NorAm is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on NorAm's financial statements, if any, from the disposition of these matters will not be material.

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